Exhibit 2

FOR IMMEDIATE RELEASE

May 12, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO)     +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Repurchase of Shares

(Repurchase of Shares Pursuant to the Provisions of Article 210
of the Commercial Code of Japan)

We hereby inform you that the Board of Directors of Nissin Co., Ltd. (the “Company”), at its meeting on May 12, 2003, adopted a resolution to submit a proposal for the repurchase of the Company’s shares to the 44th Ordinary General Meeting of Shareholders to be held on June 24, 2003, in the following manner.

1.	Reason for repurchase of the Company’s shares

To improve capital efficiency and execute a flexible capital procurement policy.

2.	Description of the intended acquisition

(1)	Type of shares to be repurchased	Shares of common stock of Nissin

(2)	Aggregate number of shares to be repurchased	Up to 3,000,000 shares
(Percentage of the total number of shares issued: 2.3%)

(3)	Aggregate purchase price of shares	Up to ¥2,000,000,000

Notes:

1.	The total number of shares to be acquired as a percentage of the total number of shares issued is computed after taking into account the two-for-one stock split to be effective on May 20, 2003, based on the total number of shares issued as of March 31, 2003.

2.	The repurchase of the Company’s shares as described above shall become valid and effective under the condition that the proposal of “Repurchase of the Company’s Shares” is approved and passed at the next Ordinary General Meeting of Shareholders to be held on June 24, 2003.

(Reference)

At the 43rd Ordinary General Meeting of Shareholders held on June 22, 2002, a resolution for the repurchase of shares within the upper limit of 3 million shares for up to a total amount of ¥4,500 million was approved pursuant to the provisions of Article 210 of the Commercial Code of Japan, and the Company had purchased 1.5 million of its shares at a total purchase price of ¥1,250 million as of May 9, 2003. Repurchase of shares will continue to be authorized by this resolution through the conclusion of the 44th Ordinary General Meeting of Shareholders, which is scheduled to be held on June 24, 2003.